UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2025

Commission File Number: 001-40303

Inspira Technologies Oxy B.H.N. Ltd.

(Translation of registrant’s name into English)

2 Ha-Tidhar St.

Ra’anana 4366504, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F        ☐ Form 40-F

CONTENTS

On June 5, 2025, Inspira Technologies Oxy B.H.N. Ltd., or the Registrant, issued a press release titled “Inspira Scales Up ART100 Production Capabilities Amid Advanced Negotiation with European Government Authority,” a copy of which is furnished as Exhibit 99.1 with this report of foreign private issuer on Form 6-K.

The first, second, fourth and fifth paragraphs and the section titled “Forward-Looking Statements” in the press release are incorporated by reference into the Registrant’s Registration Statements on Form F-3 (Registration Nos. 333-266748 and 333-284308) and Form S-8 (Registration Nos. 333-259057, 333-277980 and 333-285565), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press Release issued by Inspira Technologies Oxy B.H.N. Ltd. on June 5, 2025, titled “Inspira Scales Up ART100 Production Capabilities Amid Advanced Negotiation with European Government Authority.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inspira Technologies Oxy B.H.N. Ltd.

Date: June 5, 2025	By:	/s/ Dagi Ben-Noon
		Name:	Dagi Ben-Noon
		Title:	Chief Executive Officer

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